February 28, 2007

Via EDGAR and Facsimile (202) 772-9209 Ms. Amanda Jaffe Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:                               Impac Mortgage Holdings, Inc.
Form 8-K
Filed February 23, 2007
File No. 001-14100

Dear Ms. Jaffe:

Based upon the Commission’s review of the above-referenced filings, the Commission issued a comment letter dated February 23, 2007.  On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), we hereby transmit pursuant to Rule 101(a) of Regulation S-T, the following response to the Commission’s comment letter.  For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

Form 8-K Filed February 23, 2007

1.                                       Comment: Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement.  In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filing containing the restated financial statements.

Response:  The Company’s officers are reconsidering the effectiveness of its disclosure controls and procedures for the periods impacted by the restatements.  The Company confirms that it plans to address this reconsideration in light of the restatement and the related conclusions in the filing containing the restated financial statements.

Per the staff’s request, the Company has also provided separately a statement with regards to the review.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5001.

Very truly yours,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Gretchen Verdugo, Chief Financial Officer
Ronald M. Morrison, General Counsel

February 28, 2007

Via EDGAR and Facsimile

Division of Corporation Finance Securities and Exchange Commission Attn: Amanda Jaffe 100 F St., N.E. Washington D.C. 20549

Re:                               Impac Mortgage Holdings, Inc.
Form 8-K
File No. 001-14100
Filed February 23, 2007

Dear Ms. Jaffe:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated February, 23, 2007.  As requested in the comment letter and in conjunction with the response to the comment letter, Impac Mortgage Holdings, Inc. (the “Company”) hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing made by the Company.  Further, the Company acknowledges that comments received from or changes made to disclosure in response to comments by the staff of the Commission do not foreclose the Commission from taking any action with respect to the Company’s filing.  The Company acknowledges that it may not assert comments received from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, please do not hesitate to contact Katherine J. Blair, Esq. at (310) 552-5017.

Very truly yours,

Imac Mortgage Holdings, Inc.

/s/ Gretchen Verdugo
Gretchen Verdugo
Chief Financial Officer